Exhibit 99.2
LINKTONE ANNOUNCES $20 MILLION INVESTMENT IN SENIOR SECURED
NOTES OF AEROSPACE SATELLITE CORPORATION HOLDING B.V.
BEIJING, China, December 20, 2010 — Linktone Ltd. (NASDAQ: LTON), a leading provider of interactive media and entertainment products and services to consumers in China and Southeast Asia, today announced it will purchase, through the secondary market, a portion of the senior secured guaranteed notes offering by Aerospace Satellite Corporation Holding B.V. (“Aerospace Satellite”), a wholly-owned subsidiary of PT MNC Sky Vision, which is the largest pay television operator in Indonesia and an affiliate of PT Media Nusantara Citra Tbk, the indirect majority shareholder of Linktone. Linktone purchased $20 million of these notes, due November 16, 2015, which bear interest at a rate of 12.75% per annum, payable semi-annually in arrears.
The notes are rated B2 by Moody’s and B by S&P, and guaranteed by PT MNC Sky Vision, with HSBC and Standard Chartered Bank acting as the joint lead managers and joint bookrunners for the offering. Mr. Hary Tanoesoedibjo, Linktone’s Executive Chairman and Chief Executive Officer, also serves as President Commissioner of PT MNC Sky Vision. This investment was approved by Linktone’s independent director.
Mr. Tanoesoedibjo stated, “Given our strong balance sheet, with $80.5 million in cash as of September 30, 2010, we believe this represents a prudent investment for Linktone, given the terms of the notes and strong reputation and growth potential of the issuer. We believe Aerospace Satellite is well positioned for robust organic growth over the medium to long term, given the strength of its brand and significant under-penetration of pay TV in Indonesia.”
ABOUT LINKTONE LTD.
Linktone Ltd. is one of the leading providers of wireless interactive entertainment services to consumers in China and Southeast Asian. Linktone provides a diverse portfolio of services to wireless consumers and corporate customers, with a particular focus on media, entertainment, communications and edutainment. These services are promoted through the Company’s strong distribution network, integrated service platform and multiple marketing sales channels, as well as through the networks of the mobile operators in China and Indonesia. Through in-house development and alliances with international and local branded content partners, the Company develops, aggregates, and distributes innovative and engaging products to maximize the breadth, quality and diversity of its offerings.

SAFE HARBOR STATEMENT.
This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk of a default by Aerospace Satellite of its obligations with respect to the senior secured notes for whatever reason, which could result in a loss of some or all of the value of Linktone’s investment in such notes if and to the extent the guarantee provided by PT MNC Sky Vision is inadequate; the risk that Linktone may be unable to dispose of the senior secured notes in a timely manner or at all in the event it needs cash for its operations or for other purposes; the risk that Linktone will not be able to realize meaningful returns from this or other investments it makes, including its acquisitions or strategic partnerships, or may be required to record additional provisions for impairments in the value of the Company’s investments in such acquisitions or partnerships; the risk that Linktone will not be able to effectively manage entities that it acquires or effectively utilize their resources; and the risks outlined in Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.
Investor Relations
Kristen McNally
The Piacente Group, Inc.
Tel: +1-212-481-2050
Email: Kristen@thepiacentegroup.com